Exhibit 99.1

Descartes Acquires ShipTrack
Strengthens Ecommerce Final-Mile Capabilities on the Global Logistics Network

WATERLOO, Ontario, November 6, 2020 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired ShipTrack, a leading provider of ecommerce final-mile solutions.

Headquartered in Canada, ShipTrack provides cloud-based mobile resource management and shipment tracking solutions. These solutions help customers automate dispatch, updates on shipment status and estimated time of arrival (ETA), and eliminate paper-based delivery processes. ShipTrack’s highly-configurable and scalable platform is particularly well-suited for the e-commerce home delivery, parcel and medical courier markets, helping these companies efficiently manage final-mile deliveries.

“The challenge for today’s final-mile carriers is how to handle increasing volumes alongside rising consumer expectations for delivery choice and real-time information,” said Shawn Winter, co-founder of ShipTrack and now VP Mobility Solutions at Descartes. “Our platform helps final-mile carriers meet that challenge head-on with powerful workflows across delivery processes and the ability to expose information to consumers in real-time. By joining forces with Descartes, we see an opportunity to create a truly differentiated product that combines our advanced final-mile solutions with Descartes route optimization and reservations capabilities.”

“We believe there is a permanent shift in buying preferences underway that will continue to see an increasing number of goods being bought online,” said Edward J. Ryan, Descartes’ CEO. “Descartes continues to invest in our e-commerce capabilities to make sure that our customers, large and small, can fulfil orders and meet delivery commitments efficiently. ShipTrack complements this strategy, and, when combined with our advanced Routing, Mobile and Telematics suite of solutions, fills a gap in the market. We’re looking forward to working with the ShipTrack customers, partners and team of domain experts to help the final-mile carrier community capitalize on these changing market dynamics.”

ShipTrack is headquartered just outside Ottawa, Canada. Descartes acquired ShipTrack for up-front cash consideration of $CAD 25.0 million (approximately $USD 19.0 million at November 6, 2020), plus potential performance-based consideration. The maximum amount payable under the all-cash performance-based earn-out is $CAD 25.0 million, based on ShipTrack achieving revenue-based targets over the first two years post-acquisition.

About Descartes Systems Group

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario,

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada

Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Investor Contact
Laurie McCauley
+1-519-746-6114 x202358
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of ShipTrack and its solution offerings; the timing and potential amount of any potential earn-out under the transaction; the potential to provide customers with cloud-based mobile resource management and shipment tracking solutions; other potential benefits derived from the acquisition and ShipTrack’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the ShipTrack business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada

Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com